PRESS RELEASE

from ASSA ABLOY AB (publ)

24 August 2004
No.9/04

File No. 82-34735

ASSA ABLOY sells Folger Adam Security

ASSA ABLOY has completed the sale of the principal operating assets of its Folger Adam Security Detention business to Phelps-Tointon, Inc., the owner of Southern Steel, also a detention business operator.

The Detention business has annual sales of SEK 100 M and the transaction has a positive effect on ASSA ABLOY's operating margin. The sale of the Folger Adam Security Detention business is a part of ASSA ABLOY's 'Leverage and Growth' program which aims to create a firm foundation for sustainable and profitable growth through better utilization of Group strengths.

ASSA ABLOY acquired Folger Adam Security in August 2000 as part of its purchase of the Intruder Security Group from Williams Plc.

For further information, please contact
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

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